File No. 82-173

17 September 2002

The Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
WASHINGTON D.C. 20549
UNITED STATES OF AMERICA

Attention: Library 12g 3-2(b)

Dear Sirs

Pursuant to Sub-paragraph (c) of Rule 12g 3-2(b)(1) under the Securities Exchange Act of 1934, as amended, we are furnishing the Commission herewith a copy of the following document:-

Information Release issued by M.I.M. Holdings Limited today.

The above document contains information in the category specified in paragraph (b)(3) of Rule 12g 3-2 which this Company has filed with the Stock Exchanges and which has been made public by such Exchanges.

Yours faithfully

MARIAN GIBNEY
Secretary and General Counsel

encl

M.I.M. Holdings Limited
ABN 69 009 814 019

Level 3 West Tower, 410 Ann Street, Brisbane, Queensland, Australia, 4000
GPO Box 1433, Brisbane, Queensland, Australia, 4001
Telephone (07) 3833 8000 *Facsimile (07) 3832 2426 Website www.mim.com.au*

Information Release

17 September 2002

MIM COPPER GROWTH – MOUNT ISA OPEN PIT

MIM today announced a major copper growth strategy featuring significant acceleration of the development of the Mount Isa Open Pit.

Managing Director Mr Vince Gauci said the strategy placed a strong emphasis on increasing the value of the copper business to shareholders through low capital brown-fields expansions.

"Decisions to increase copper production at Mount Isa flow from the continuing Mount Isa Copper Study which has already led to a greater understanding of the mineral resource, infrastructure and operational issues surrounding the Open Pit, and identified opportunities to further improve margins in the short term," he said.

"At Mount Isa we will make immediate operating changes which will result in an additional 55 000 tonnes of copper being produced over the next two years. These are:

- Development of the 1900 copper ore body will begin immediately by transferring development resources from the Mount Isa Lead Mine;
- Treatment of one million tonnes of stockpiled copper smelter slag at average grade of 2% over the next 12 months;
- Combining the X41 (1100 orebody) and Enterprise mines into one copper mine to optimise mining operations;
- Using existing zinc and lead infrastructure to increase copper production - including using spare lead-zinc milling capacity to process additional copper ore.

"Mining of the estimated three million tonnes contained copper resource in the Open Pit is targeted to commence within two years, subject to a feasibility study which will commence immediately.

"Pursuing this strategy, copper production at Mount Isa should increase to 400 000 tpa within four years from last financial year's level of 287 000 tonnes, which included more than 100 000 tpa from Ernest Henry processed at Mount Isa.

"We intend to increase profit margins by fully utilising existing infrastructure, minimising new capital expenditure and taking advantage of the added production flexibility provided by having both underground and open pit copper, lead and zinc mines. This will allow us to vary our product mix to meet changes in the markets," Mr Gauci said.

Lead-zinc-silver ore will continue to be mined at the George Fisher mine and processed at Mount Isa, rising over the next two years to an expected rate of 3.2 mtpa from last year's level of 1.9 mtpa. Production from the Mount Isa Lead Mine will be suspended in approximately 18 months' time.

M.I.M. Holdings Limited
ABN 69 009 814 019
Level 3 West Tower, 410 Ann Street, Brisbane, Queensland, Australia, 4000. GPO Box 1433, Brisbane, Queensland, Australia, 4001
Telephone (61 7) 3833 8000 Facsimile (61 7) 3832 2426 Website www.mim.com.au

Copper strategy

"The results of the Mount Isa Copper Study so far have enabled MIM to make a change from a strategy of stable production, as announced earlier this year, to significant and profitable growth in copper production," Mr Gauci said.

"We announced an increase in the open cut copper resource in July 2002. Work since then indicates that the earlier than originally anticipated development of the Mount Isa Open Pit will create more value for our shareholders and improve our profitability and returns. The increase in underground copper production and the early development of the Open Pit are totally aligned with MIM's strategy of optimising existing infrastructure to enhance margins.

"These developments at Mount Isa now provide us with the opportunity to target copper production of 600 000 tpa for the MIM group within the next five years."

"Mount Isa is an extraordinary ore body. Looking forward:

- Our recent work has shown that we have over six million tonnes of contained copper metal still to be mined at Mount Isa which is in fact more than has been extracted over the past almost 60 years of copper mining;
- There is still considerable potential for further additions to copper Resources. We are continuing drilling to further define the Open Pit orebody and, in the underground, we are focussed on further Reserve and Resource extensions of the Enterprise mine and the mineralised 'halo' which is adjacent to the X41 orebody;
- At Mount Isa and Ernest Henry, we now have the known Resources to take the Mount Isa production of copper forward for up to 20 years at a rate of 400 000 tpa."

Mr Gauci said these developments at Mount Isa would benefit shareholders, employees, the Mount Isa community, Governments, customers and suppliers through the increased production profile and extended mine life.

About MIM

MIM is an Australian-based mining and mineral processing company producing copper, coal, zinc, lead, silver and gold in Australia, UK, Germany and Argentina. The group has around 8,000 employees worldwide and in 2001/2002 generated sales revenue of $3.5 billion.

MIM aims to create shareholder value as an efficient and competitive mining and exploration company.

Safety has the highest priority with employees at MIM, and the company has a strong commitment to environmental management and reporting.

For more information visit our website: www.mim.com.au

For further information:

Media:
Collin Myers
General Manager Corporate Affairs
Bus: (61 7) 3833 8285
Mobile: 0419 703 145

Investors:
Allan Ryan
Principal Adviser Investor Relations
Bus: (61 7) 3833 8295
Mobile: 0419 781 380